PENN SERIES FUNDS, INC.

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT (the “Amendment”) is made and entered into on this 1st day of March 2025, by and between Penn Mutual Asset Management, LLC (the “Adviser”) and SSGA Funds Management, Inc. (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, the Adviser and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated August 22, 2008, as amended May 14, 2015 and July 1, 2016 (the “Agreement”), relating to the Index 500 Fund, Small Cap Index Fund and Developed International Index Fund (each, a “Fund” and together, the “Funds”), each a separate series of Penn Series Funds, Inc. (the “Company”);

WHEREAS, the parties wish to amend the Agreement to modify (i) the terms setting forth the method of computation related to the sub-advisory fees due to the Sub-Adviser, and (ii) the investment sub-advisory fee rates payable to the Sub-Adviser pursuant to Section 3 and Exhibit A of the Agreement with respect to each Fund, as set forth in this Amendment; and

WHEREAS, the parties agree that this Amendment, including the modified sub-advisory fee rates set forth on Exhibit A herein, will be effective March 1, 2025.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the parties hereby agree as follows:

1. Section 3.C of the Agreement is hereby deleted and replaced with the following:

C. Method of Computation. After the last business day of each calendar month, Sub-Adviser shall send a monthly fee invoice to the Adviser. The fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to Sub-Adviser. The daily fee will be computed by multiplying the fraction of one over the number of calendar days in the year by the annual rate applicable to a Fund as set forth on Exhibit A, and multiplying this product by the net assets of the Fund. A Fund’s net assets, for purposes of the calculations described above, will be determined in accordance with the pricing and valuation procedures approved by the Penn Series Board of Directors as of the close of business on the most recent previous business day on which the Fund was open for business. The fee shall be payable by electronic method in U.S. Dollars promptly upon receiving the invoice.

2. Exhibit A to the Agreement is hereby deleted in its entirety and replaced with updated Exhibit A appended hereto.

3. Except as modified by this Amendment, the Agreement shall remain in full force and effect, and it is hereby ratified and confirmed.

This Amendment may be executed in two or more counterparts which together shall constitute one instrument. The execution and delivery of this Amendment may occur by facsimile or by email in portable document format (PDF) or by other means of electronic signature and electronic transmission, including DocuSign or other similar method, and originals or copies of signatures executed and delivered by such methods shall have the full force and effect of the original signatures.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their officers designated below as of the day and year first written above.

PENN MUTUAL ASSET MANAGEMENT, LLC		SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Keith G. Huckerby	By:	/s/ Barry F.X. Smith
Name:	Keith G. Huckerby	Name:	Barry F.X. Smith
Title:	Senior Managing Director & Chief Operating Officer	Title:	President

Exhibit A

to the

Investment Sub-Advisory Agreement

between

Penn Mutual Asset Management, LLC

and

SSGA Funds Management, Inc.

Dated as of March 1, 2025

Fund Name	Fee Schedule
Index 500 Fund	0.015% of average daily net assets of the Fund
Small Cap Index Fund	0.035% of average daily net assets of the Fund
Developed International Index Fund	0.065% of average daily net assets of the Fund